   Exhibit 99.3

Press Conference

Infosys-Press Call

January 13, 2021

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer and Whole-time Director

Nilanjan Roy

Chief Financial Officer

MEDIA PARTICIPANTS

Sajeet Manghat

BloombergQuint

Kushal Gupta

Zee Business

Reema Tendulkar

CNBC TV18

Chandra Ranganathan

ET NOW

Sharad Dubey

CNBC Awaaz

Stuti Roy

PTI

K. Giriprakash

The Hindu Businessline

Megha Mandavia

The Economic Times

Saritha Rai

Bloomberg

Rukmini Rao

Business Today

Shilpa Phadnis

The Times of India

Sankalp Phartiyal

Reuters

Ayushman Baruah

Mint

Nikita Periwal

Cogencis

Jochelle Mendonca

ET Prime

Supriya Roy

Techcircle

Swathi Moorthy

Moneycontrol.com

Garima

Good evening everyone and wish you all a very Happy New Year. Thank you for joining Infosys Q3 FY21 financial results. My name is Garima and on behalf of Infosys, I would like to welcome you to today’s press conference. Before we begin, I want to take a moment to remind our attendees of a few guidelines. All journalists will be on mute by default throughout the press conference. You will be requested to unmute yourself when your name is announced for asking a question. In case you get disconnected, please rejoin using the same invite link. With that let me invite, Mr. Salil Parekh, CEO, Infosys to give us some highlights of the quarter gone by. Over to you, Salil.

Salil Parekh

Thanks, Garima. Good afternoon. I trust each of you have had a great start to the New Year and continue to be safe and healthy. I am delighted to share that we’ve had an exceptionally strong quarter across multiple dimensions. This was made possible by the enormous trust of our clients and our extreme focus on digital and cloud.

Let me share with you some of the highlights. We achieved the highest large deals win in our history with the deal value of $7.13 bn. This includes the largest deal we’ve signed in our history and what we believe is, the largest deal in the history of the Indian IT services industry. Our overall large deal value for the nine months of this financial year is over $12 bn and our net new large deal value for the nine months of this financial year is over $8 bn, positioning us very strongly for the quarters ahead.

Revenues in constant currency grew at 6.6% YoY and 5.3% sequentially, allowing us to continue to gain market share. Digital revenue grew at 31.3% YoY in constant currency and we have now crossed a significant milestone in that digital is over 50% of our business today. We delivered an operating margin of 25.4%. Looking ahead, we continue to see a momentum in our business, strong market share gain and increased speed of digital transformation for our clients.

With that we increased our revenue growth guidance for the full year from 2% to 3% which is what it was, to 4.5% to 5% growth in constant currency. We also increased our operating margin guidance for the full year from 23% to 24% which it was, to 24% to 24.5% for the full year. Thank you and now let us open it up for questions. Back to you Garima.

Garima

Thank you for sharing that with us Salil. We will now open the floor for Q&A. Alongside Salil, we have with us Mr. Pravin Rao, Chief Operating Officer, Infosys and Mr. Nilanjan Roy, Chief Financial Officer, Infosys. In the interest of time and to give everyone an equal opportunity, I would like to request our media friends to stick to one question per leader only. It’s now time to take the first question of this evening. Our very first question is coming from Sajeet Manghat from BloombergQuint.

Sajeet Manghat

Hi, Good evening gentlemen. My question to Salil is with respect to the IT spends, you have given a very bullish guidance for revenue, which is increasing to 4.5% to 5%. What brings you the confidence and with respect to the IT spends for all your clients, are you seeing a really big jump coming in IT spend when you go to 2021-2022. For Nilanjan, my question is with respect to the operating margins, if you can give us some color with respect to what gives you this jump or the color of the jump in the operating margins, which you have posted for Q3 and the guidance which you have given there and on the segmental revenue for Mr. Rao, if you can give some color on some of the sectors or segments especially BFSI space, if you can give some idea of how this space growing and what kind of orders are you looking at?

Salil Parekh

Thanks for that question. In terms of what we are seeing in the technology spend and therefore the guidance, there we see a lot of our large enterprise clients now looking at, there is a huge move to accelerate digital spend to do more things on the cloud and we see that with all of our investments over the past, we are now ready to participate and play in this strength massively. We have made sure that all of our capabilities are very bullish and then with some of the large wins we have had, some of the numbers we have shared over $12 bn in large deal wins, these are large deals over $50 mn inside each and with $8 bn in net new, we feel more and more confident about the quarters ahead. Over to you, Nilanjan.

Nilanjan Roy

Yes. So, on the margin front, we are at 25.4% for the quarter and at the same time last year we were at 21.9%, so this was a 350-basis point improvement in margins. As we saw, as we mentioned previously in the year, when COVID started we had a three-pronged strategy on looking at the cost structure. The first one was about the deferral of costs which was largely around hikes, promotions and even recruitments and as the confidence in the business has returned over the last three quarters we sequentially eased this cap as well and as you all know we are going to roll out our compensation hikes from Quarter 4. On the discretionary side, we continue to see travel and other cost related to that being very low. So that’s helped us, some of that will be permanent in nature, but some will start unwinding. And finally of course our strategic levers which we continue to accelerate on each year around our pyramid onsite and offshore, around automation, around our subcon costs. We will continue to work on that and this has all led to this 3.5% improvement in our margins on a YoY basis and that give us a confidence as we look even through the Q4 and despite the hike that we can raise our guidance from 23% to 24%, to 24% to 24.5%.

Pravin Rao

From a segment perspective, it has been a broad-based growth. All the sectors on a YoY basis had a positive growth barring manufacturing. The three of the sectors, BFSI, HiTech and Life Sciences had double-digit growth. Even on a QoQ basis, all the segments had very strong growth again barring HiTech, which was an aberration. From a BFSI perspective, this has perhaps been one of the strongest quarters both on a YoY basis as well as on a QoQ basis. As I said we had a double-digit growth YoY basis and a very strong performance on a QoQ basis. The growth has primarily come from three dimensions; one is ramp up from earlier deals, large deals that we had won. Second one is ramp up on new accounts that we have opened in some of the sub segments like wealth management and retiral services, mortgage and regional banks and the third area is accelerating the digital spend of our customers. We continue to see lot of opportunities in digital, in data services, in cloud and as well as in trying to build capabilities to enable digital banking. The other standout segment to me have been manufacturing. While on a YoY basis, it was still negative growth, it was a strong performance on a QoQ basis, and we also had a strong large deal wins in this segment including the largest deal win we had in the history of Infosys. So, we feel positive about the growth even though the segment is having lot of challenges both on the demand and supply side. Despite that I think we have done extremely well this quarter and we expect that momentum to continue.

Sajeet Manghat

Thank you.

Garima

We will now move onto our next question, coming up from Kushal Gupta from Zee Business. Kushal, could you please go ahead.

Kushal Gupta

Good evening gentlemen. Salil Sir, the very first question for you is on the pricing front, a lot of companies are going to the IT companies for digital transformation, so in that scenario while you have relationships with the old clients and there may not be a big difference in terms of pricing, for new clients what is the pricing differential like given the basic demand supply? Second question is to Mr. Nilanjan the guidance that you have given about 24% to 24.5% here the travel costs as the pandemic is reducing but incase if rises again, would costs come up, so there would be a small impact on the margins in the coming years, is this what we can see? Third question is for Mr. Rao - we have seen that due to the pandemic more than 95% of the people are working from home. So, in the future, are we looking at the hybrid model and what percentage of people working from home permanently can we expect?

Salil Parekh

Let me start with the question on pricing, what we are seeing is, for the digital work, we definitely see that there is more value that clients are putting to it and we can see that new digital work over time if we work as how the projects are being constructed, will give us that benefit of the value. For what we are doing today, overall, the pricing is stable as we see in the results and we feel broad-based the discussion with clients is not focused in a negative way on pricing, it is neutral and sometimes positive. So overall, on pricing at this stage we are quite comfortable. . Over to you, Nilanjan.

Nilanjan Roy

Kushal, on your question on travel, yes as we mentioned earlier, we have seen a dramatic reduction in our travel costs and in one way it is very amazing that we have been able to strike $7 bn of large deals, pretty much on a video call so that it goes to show the confidence our clients have in engaging with us in this virtual mode, but having said that as the vaccines are rolled out, we would like to travel I think there is nothing better than meeting face to face as well. There could be an impact of that in the future but work from home and some form and shape is here to say and I think there will be some benefits in the long run on that. Now having said that, like I said we have a lot of cost lever which we continue to push aggressively on, which will be able to help us as well as some of these costs come back.

Pravin Rao

Model per se today we have 97% of the people globally working from home. It is difficult to really predict where the percentage eventually will settle down in the new normal. Our endeavor is to build a hybrid model where people will have the flexibility to either work from office or work from home and it is not the same set of people who are always working from home or always working from office. It will depend on their personal context, it may depend on the client context, nature of projects and other things. So, we are trying to build a capability where we can flex seamlessly between work from home and work from office and to a large extent, we have demonstrated that in this pandemic. So we are less concerned about the exact percentage, our endeavor is to ensure that we have the flexibility, everyone has the flexibility to either work from office or work from home depending on where they want to be client context and their own context. Thank you.

Garima

Time to move on to our next question now, coming up from Reema Tendulkar from CNBC-TV18.

Reema Tendulkar

Gentlemen congratulations on a very very impressive quarter. I have a few questions. One, if you could share what is the outlook for FY22? What is growth rate likely to be and last quarter when you had upped the margin guidance, you said that those kind of margins are not sustainable. Yet this quarter, you have gone ahead and upped your margins. So, what is driving that and what could the sustainable margins be going ahead especially once travel costs, discretionary spends come back. And on your budget, could you throw some light, how do you expect it to be and on deal wins are you winning from competition, if yes how much is your deal wins would have been won from competition and how much would it be on account of more deals in the market? Thank you.

Salil Parekh

Thanks for those questions. Let me start off, for next year we remain extremely confident, we clearly see that we will have double-digit growth in the next financial year. We have a strong set of deal wins, very good momentum and good outcome for this quarter as well. So overall our business is looking in quite a healthy shape at this stage. On the margins, Nilanjan will come back and give you some color on that. On the market share, we clearly see we are gaining market share. We had 6.6% YoY growth in constant currency. This growth is just in this environment very strong and we can see it really leading across the industry parameters, so we feel confident in the gaining market share well. On the margin, Nilanjan, over to you!

Nilanjan Roy

Reema, just as I mentioned in the previous question, we are about 350-basis points higher than last year for the same quarter in terms of margins and we are very clear as we started the year that this is going to be a highly unusual year and in our entire cost strategy, we looked at it in three buckets. One of the cost what we call the deferrals of cost hikes which could be promotions, which could be just pure recruitment and of course compensation and as the year has progressed we have continuously opened up these tabs as well so in fact hiring started with Q2, promotions started in Q2 and Q3 and in fact in Q4 we are going to roll out our compensation across board. So that is something we realized which will come and hit us back.

On the other discretionary costs whether it is on marketing, whether it is on our brand building, whether it is on travel, those have come down as you would understand, but again once the pandemic eases, we think some of those costs will come back as well. But our strategic cost levers which is something every year, we are very conscious of and it is a very tight program even across our pyramid, across our automation program, onsite offshore mix, subcontractor costs, operating leverage, we continue to drive on that. So we are at 24.5% for the first nine months of this year, we will have the impact of the compensation but as we look onto next year, I think we are also confident that we have a tight cost optimization program and we will come back with more details on the margins as we go into the next financial year.

Garima

Thank you so much for the question Reema. We will now move on to the next question coming up from Chandra Ranganathan from ET Now. Hi Chandra, please unmute and go ahead.

Chandra Ranganathan

Hi, a Happy New Year to all of you. Salil, congratulations on completing three years at Infosys. I think it was on January 2, 2018 you took charge and weeks after taking charge you said you would need three years to transform Infosys. So would you say you’ve met that goal or are you perhaps one or two metrics short of that, how would you describe the first three years and perhaps the next year and two huge deals that you’ve got in the last, one of course is Vanguard and Daimler which is supposedly the largest in IT history as you just said, I hope you can also give us the numbers for that deal. But are there more of these billion-dollar deals in the market now; will we see more of this opening up and will this come from Continental Europe in particular, which is turning out to be a strong market?

Nilanjan, a question for you, the nature of deals is also changing. A lot of these key deals entail absorbing employees from captives, from these companies, what impact will this have on margins? Will these be margins dilutive?

Finally Pravin, coming to you I believe you are retiring at the end of this year, so will you seek an extension have you started looking for another COO, will it be an internal candidate, some details on that and also what percentage of your employees are currently working from home? Thank you.

Salil Parekh

Thanks, Chandra for those questions. In terms of the three years, I think, we achieved really a comprehensive set of transformation activities within Infosys. To give you a couple of examples, with 50% of our work being in digital, it really demonstrates from where we come to where we are, and how clients are perceiving us. So that is just one example. There are many parameters, our growth today is really leading industry, winning market share, some of the large deals whether it is on digital, on cloud, on data analytics, they showed a comprehensive nature of how Infosys is working in strong partnership with clients, to make all of this happen. And finally I think, all of us within Infosys are working in a strong unifying way, in a cohesive way in a very difficult environment as we’ve all seen through this crisis and that has given us an extreme level of confidence to go out in the market as the world opens up again. So yes, it has been a good three years, but there’s always more things to do and we look to do more and more for our clients as the time goes on.

In terms of what we see for next year, the business momentum itself remains extremely strong as I shared earlier and overall we continue to see the market share gain coming into us and we are continuing to see this type of momentum within our business. Our pipeline is still strong. Of course as we have always shared, as we serve large deals, they are more volatile and they come in some quarters and not in others but if you look at a much more of an annual cycle we remain confident of the nature of the clients interaction, and engagements we will continue to have. Let me pass it on to Nilanjan first and then Pravin will come back with the other questions.

Nilanjan Roy

That is a very good question Chandra on the margins. As you know, of course, we operate with a portfolio. There is a portfolio of large deals, small deals; there is a portfolio of newly won deals and deals maturing. So when we are looking at large deals and of course from day one when clients expect savings you know initially there is going to be a pressure on margins, but over the lifecycle we know that there is a lot of the cost optimization levers, which we have, which we can deploy and we have learned that over our 25 years of history whether it is automation, whether it is on the onsite offshoring, whether it is on the pyramid and therefore when we look at the deal lifecycle, we definitely would like to see these large deals moving towards the overall portfolio margins and our numbers have shown that, over the last few years, whilst we would also ramped up large deals we have also seen our margins going up. So, this is something I think the company has really run it like a tight ship. Of course, we have one offs once in a while. Initially you may have some rebadging cost, etc., but overall, in the lifecycle of the project, I think we are very confident on where the margins are headed.

Pravin Rao

On the retirement question, it is one year ahead, so I am not really focusing on. _12 months is a long time. In terms of work from home today we have 97% globally working from home. It is about 98.3% in India.

Chandra Ranganathan

Is it 98% or 97.3%? I am sorry I did not get number.

Pravin Rao

97% globally and 98.3% in India.

Garima

Thank you for the responses gentleman. Next up we have an audio question coming from Sharad Dubey from CNBC Awaaz.

Sharad Dubey

Congratulations Sir for this year’s results was fantastic and we were able to see very good deals in the revenue and margins. My first question is for Mr. Salil that in digitalization across the board, we can see your growth, so there are budgets for the companies in calendar year 2021. There in the IT budgets also we are going to see a growth of 3% to 5%. What do you think will there be any announcements on the large deals especially for the renewal basis or vendor consolidation? The next question is for Mr. Pravin is the deals that we are having on the cloud front especially in Europe, we are able to see a lot of deals in that geography and the theme that is on for the digitalization during the COVID times, so what will be the impact of that? The last question is for Mr. Nilanjan the margins guidance that you have upped, and we are able to see it on the travelling costs, and once we see the lockdown unlocks in the world, for those the expenses will be factored in. So, have you been changing the product mix so that you can up the guidance or is there any other offsetting reasons for that? So, these are the three questions for you.

Salil Parekh

So, thank you for the questions. The answer to the first question in terms of the demand, the demand environment for calendar year FY21 and the budgets are looking quite robust especially when you look at the digital transformation agenda of the clients. What we are seeing is through the crisis of the last nine months, there has been an acceleration where large enterprises are looking to spend more to make sure that they are better prepared in the digital world and to that extent all the capabilities that we have built up whether it is on cloud, on experience, on data analytics, on cyber security, on AI and automation, all of those we can see a great interest from the clients and many times for a combination of all of them to give us the large deal construction. So, we feel quite confident today that this will continue in the calendar ‘21 outlook. With that I will pass it to Pravin.

Pravin Rao

As Salil mentioned, today, we are seeing lot of digital transformation . In this pandemic we are only seeing acceleration of it. Cloud is a foundation to drive the digital transformation and foundation to drive agility as well as drive innovation in the environment in the ecosystem. So, you will see a lot more of clients across industries, across geographies migrating workloads towards cloud, embracing and adopting cloud in a big way. It so happens that in this quarter, we have seen lot more of those opportunities in Europe region, but it is not a secular trend. You will continue to see opportunities across the board in other geographies as well and across segments. As I said it is foundation for clients in terms of driving agility and building resilience in their own operations.

Nilanjan Roy

On the question of margins as you know we are at 24.5% for the first nine months. Our previous guidance was 23% to 24%. Yes, we have upped that up from 24% to 24.5%. We think we can achieve this higher guidance despite the pay hike, which we have announced from January 1, 2021 we will roll out. And like I said we have a lot of cost levers we continuously deploy so we are quite confident in the new guidance.

Garima

Thank you so much. We will now move on to the next question. It is from Stuti Roy from PTI. Stuti please go ahead.

Stuti Roy

I have two questions, first is on the strong deal momentum that you are seeing, the pipeline being strong, are there specific verticals and geographies, where you see these big deals coming from? That is one and the second is on the attrition that has come down to 10%, but given the kind of rebound that we are seeing, is this likely to change in the next few quarters and if I can get some insights on what is the hiring you could do in 2020-2021? Thank you.

Salil Parekh

Let me start off and Pravin will be able to give much more color on all those three points. On the large deals, we are seeing it across different industries today. As Pravin mentioned earlier, we have seen a good traction in Financial Services, in Telecommunications, in HiTech, of course in manufacturing, and so it is quite broad based and even as we were just saying in geography, we see across different geographies, we operate. Let me pass on to Pravin and he can go into it much more.

Pravin Rao

From a large deal perspective, again as Salil mentioned it has been broad based across verticals. In this quarter itself when we look at $7.13 bn large deal wins, we had 22 wins, out of which 13 were in North America, 7 were in Europe and 2 in the rest of the world. From a vertical perspective, we had 8 in Financial Services, 4 each in Energy Utilities Resources and Services as well as in Manufacturing and 3 were in Communication and 1 each in HiTech, Retail and Others segments. So, we expect this pattern to continue. The pipeline is strong, and we will continue to see large deal across sectors and across geographies as well.

From an attrition perspective, yes the attrition has increased from 7.8% to 10% and this is on the back of demand environment that we are seeing and it is likely that given a strong demand across the world this attrition could probably inch up over the next couple of quarters. As we have consistently said, historically we have had attrition around 13% to 15% band, and we are comfortable with that band. So, my sense is over the next few quarters, it could probably increase beyond 10%, but we are fairly comfortable in dealing with this situation.

And, in terms of hiring, this year from a fresher perspective we will end up hiring about close to 17000 people, I am talking about FY21. In FY22 in India, we are looking at about 24000 campus hiring. This number, you also have to keep in mind, is part of a backfill for potential hike in attrition. Also, we had one of the record utilizations in this quarter – 86.3%, highest in our history and this is not the utilization we are comfortable with. We want to bring down the utilization as well. So, consequently you will probably see an increase in hiring to bring utilization to manageable level.

Garima

Thank you so much. The next question is from K Giriprakash from The Hindu Businessline. He could not join us virtually. So, I am going to read out his question. His question is for Salil with physical activity across most economies and industries already reversing to pre COVID baseline level, there is a likelihood of reversion of traffic from digital to physical channel? Will that lead to a recalibration in IT spend?

Salil Parekh

Thanks for that. The way we see it today is, large enterprises are building their technology infrastructure for a world which is both digital and what we call the physical world. In doing that they are really accelerating the way that they want to do all of their digital transformation. Take the example of cloud even when a large enterprise uses private cloud or distributed hybrid, public private cloud environment, the thinking is it will enable all the digital activity, meaning their end customers using it digitally, remotely, their employees working remotely, but it will also support of course the world where people are much more connected and not only digital. So my sense is that the move, that change is progressing quite rapidly and of course we are looking for all the economies to come back and all the activity and the physical connects, to resume, but that will still support the acceleration of the digital transformation journey.

Garima

Thank you for answering that question Salil. Our next question is coming up from Swathi Moorthy from Money Control. Swathi you can go ahead. It looks like there is a connection problem. We will get back to her a little later~~.~~ We can now move on to the next question, which is from Megha Mandavia from Economic Times, please.

Megha Mandavia

Thank you so much for taking my question. Firstly, I wanted to ask Mr. Parekh that three years ago, you had set a three-year plan for Infosys to stabilize and to grow the company, so when can we expect the next three-year plan for Infosys and how will the COVID pandemic change or shape that plan? Secondly, I wanted to understand in terms of deal wins – what percentage of those deal wins are digital transformation deals? And thirdly I wanted to understand that will rebadging continue as a part of your large deal win strategy and how will it impact the employee cost? Thank you.

Salil Parekh

Let me start with the first one, as you rightly said we laid out a three-year roadmap. Our strategy really which is focused on accelerating digital, focus on automation, making sure that the reskilling of our employees are now reskilling of our client employees continues and globilizing in all the markets that we operate in; that strategy is gaining lots of traction over this past few years and we continue to see that strategy is working well for us. In terms of the roadmap, we can see the third year we talked about acceleration. Of course, we had the COVID situation for a few quarters, which has come in the way of the full acceleration and we can see again today the acceleration resuming with the type of large deals that we are seeing. We are already working on how we are going to lay out the blocks, the roadmap for the next few years, but from a strategic perspective to focus on digital, the focus on cloud really remains as intense and as relevant for our clients today. The second point, Pravin will come back to you in terms of large deals and rebadging, I will just take one comment and then pass on to Pravin. Yes those are a part of what we do when we have large partnerships with clients, it also is the way that some elements of our localization builds out and because the way we are building the pyramid in all of our geographies, it helps us as we are constructing some of the large deals. With that Pravin, over to you.

Pravin Rao

When you look at large deals, it is not only about taking over the client’s IT assets and operations, but it is also about transforming the landscape. So, there is an element of transformation in every large deal. So, from that perspective there is an element of digital in every large deal. We have not really published the percentage of digital, but overall the fact that our digital is growing much faster than the rest of the services – this quarter it was 31% plus growth (Y/Y CC) and today digital is about 50% of the revenue and it continues to grow. It is a clear reflection that a significant part of the growth is coming from large deal wins and there is a significant percentage of the large deal wins is digital.

Garima

Thank you so much. We now move on to the next question coming from Saritha Rai Bloomberg. Hi Saritha, please unmute and go ahead

Saritha Rai

Hello Gentlemen. So, it looks like it is really a good moment for India IT services industry, large deals win, billion-dollar deals, best ever order pipeline, return to double-digit growth. Somebody described it as a renaissance moment for India IT services industry. Salil, I would like to ask you, what would you say about the industry served and how would you describe Infosys’ outlook vis-à-vis the pandemic and what it has done for Infosys. And for Pravin I have a question, you talked about hiring a 1000s of employees in FY22, but there is also hybridization of work going on at the same time, Infosys does have a large real estate bank. You have large assets. Is there any attempt to rationalize your real estate assets, Pravin? Those are my questions. Thank you, gentlemen.

Salil Parekh

Thanks for those questions. I think in terms of how we see the tech industry, there is really a secular trend, in the way large enterprises are looking at how they need to use technology. So, technology is gone from being a simply a method to improve process or make things efficient to drive growth for their businesses and a lot of that is through their own digital connect with their end customers. So, from our perspective we see that as a positive outlook for the industry. What we think happened in the COVID duration and obviously still going on as the vaccines are getting rolled out, was initially, there was a huge impact across all the western economies and then several large enterprises started to accelerate on how they can connect digitally with their end customers and given our capabilities and skill sets we got to participate in many of those digital journeys, which is what really helped us. With that let me pass it to Pravin for the real estate.

Pravin Rao

As we have been saying, while today it is significantly work from home, in the future it will be a hybrid model with flexibility to work from home and work from office. But at this stage it is very difficult to have a handle on what percentage of people will really work from home and work from office, whether we can have a hoteling kind of concept within the office whether clients will be open to that. So, there are a lot of unanswered questions, we will have to wait and watch from a real estate translation perspective. What we have done though is wherever we have had offices on rent or lease we are trying to see if we can get out and wherever it is coming up for renewal we are not renewing it and we have also slowed down on infrastructure expansion. But anything more to do from a radical plan perspective, we have to wait for the new normal and get a sense of how it will look like before we can take any more concrete steps.

Garima

Thank you so much. Let us take the next question. It is coming from Rukmini Rao from Business Today, please.

Rukmini Rao

I have a question each for Mr. Parekh and Mr. Rao. Congratulations on the great set of numbers, but Salil given that now digital revenues are over 50% of your overall revenues would it possible for us to give a sense of this spread out of these digital deals vis-à-vis your business verticals and also the repeat business if you are looking at it, it has come down to about 95%? How do we read this? Are the newer deals of a shorter tenure or is this an indication of the larger base for which this has come down? I think we can go ahead with these two questions and then I will ask Pravin the next question? Thank you.

Salil Parekh

I think the way we see the digital growth; we are extremely delighted first that it has crossed over 50%. It really shows that the transformation that we had launched is giving us strong results and benefits. As you see from what we announced, splitting across the various industries or segments and at this stage not breaking it up into the various components of digital. So, we are extremely delighted that growth of digital is getting strong and it has crossed over the 50% mark at this stage. Please go ahead with the other questions to Pravin.

Rukmini Rao

Sir also some bit of sense of that repeat deals how do we read into that?

Salil Parekh

On repeat deals, we see the way our business is constructed, a lot of the work that we do is work that clients work with us on an ongoing basis. So sometimes when we see more and more of their digital work and even though those projects have three year or five year or one year duration, we see that once we are working with clients whether it is on their cloud journey or the data analytics front, we continue to be working with them for a long period of time.

Rukmini Rao

Sure, Sir also wanted to get a sense on the onshore offsite mix, given that we see a strong offshore mix coming close to about 75%. Is this going to be the model going forward or is this a pandemic driven kind of phenomenon? Thank you.

Salil Parekh

What we are seeing is over the last nine months with COVID, the travel has been quite significantly restricted and so in many ways we have not sent people to work onshore. Having said that we are recruiting because of our localization approach, still quite a bit onshore as well. What also our large enterprise clients have observed is given that 97% of all of our employees working remotely or working from home, they are more open to having all of their work being done in different locations and hence we see that movement of the onsite offshore mix. Of course, as the travel opens some of that will move back to where it was. But as a secular trend, we think the onsite mix will continue to be more efficient.

Garima

Thank you for answering those questions, Salil. We will now move on to the next question from Shilpa Phadnis from The Times of India.

Shilpa Phadnis

Many congratulations on a good set of numbers. Sir Infosys has increased its large deals. What has changed your structure and the go to market of large deal teams? Do you see larger opportunities emerging from vendor consolidation and captive carve-out deals? Third, it appears that Infosys is operating on a two-engine proposition one at 24% with large deals you see very slim margins. Going forward you have your wage hikes, travel will slowly pickup and other cost overheads including the seasonality of ramp ups and ramp downs in large deals, do you think margins at 24 odd percent is sustainable going forward?

Salil Parekh

Let me start with the large deals structure and then on the margin Nilanjan will add some colour. On the large deal structure, we had shared this in the past. We put in place this structure two or three years ago where there is tremendous attention and focus to what client’s needs are and we bring all the capabilities of Infosys together when we work on those requirements. There is also a real attention to what is the method that specific client wants to engage with us on and what is the best set of solutions within our capabilities and sometimes with partners that we can develop. So that is the structure that has been in place for some time. As you know we put in significant investment about three years ago into building out that structure and sales capabilities and fortunately all that over the last couple of years has given us good traction in the way that the large deals have come through. On the margin, I will pass on to Nilanjan.

Nilanjan Roy

On the margins as you know, we are a year-to-date basis 24.5% and on a YoY for the quarter we are up by about 350 basis points. This is like I said three reasons the way we looked at the cost structure at the beginning of the year. The discretionary costs, which were around our payroll costs, around compensation hikes, around promotions, then of course the cost cuts, which we have done on travel, which we have done on our professional, legal, on facilities, and of course finally our strategic costs levers, which we believe are the long-term margin improvement drivers around onsite-offshore, the pyramid, automation, etc. So, as we look into the next year, in Q4 yes, we will have the impact of wages coming in from Q4. And during the rest of the year, there may be some travel impact as the vaccines are rolled out across, but parallelly we have seen that in this year as well we have been able to deploy all our cost optimization levers quite aggressively during this time. So, without giving a number on the guidance, I think we are quite confident that we have these cost optimizations plans in place to negate some of the costs, which we will see coming up.

Garima

Thank you so much. We will take the next question now coming from Sankalp from Reuters. Hi Sankalp, please go ahead.

Sankalp Phartiyal

Good evening. Salil you and Pravin have said that the growth is broad based across verticals. I wanted to ask that going ahead this year what are the verticals or what are the business verticals where you see the most growth coming in because surely every industry will have different demands according to the pandemic. Some businesses will take faster to recover while others may not take the same time. So which industries do you think are the ones that will spend more money in terms of the transformation that you talk about, that is one? The second thing I wanted to ask was about the visa thing, with the new administration coming in the US and your own hybrid model of having people work from home as well as onsite, I wanted to know how much of these visas will you keep applying for, not in terms of the quantity, I mean, you have already reduced that, but how important is it to send those many engineers or developers to the US till now given post the new administration and the work from home culture? And number three, I just wanted Pravin to sort of just reiterate those hiring numbers in terms of the fresh campus placements both this year and the next that he spoke about? I missed those.

Salil Parekh

Let me start off maybe on the industry question which you asked, and Pravin will provide more colour and then the other points as well on visa and hiring numbers. What we are seeing as you pointed out was a broad-based growth across many industries. Now the digital transformation work, the cloud movement, the work with data analytics is happening across all different industries. We have seen, as we know in this Q3 a tremendous growth in our Financial Services business which really is the largest industry vertical for us and that bodes well to what we see in the future. We have also seen and shared some of the large deals and new partnerships across different industry segments and so we still see this and being a broad-based growth dynamic across different industry. With that let me pass it on to Pravin.

Pravin Rao

Just to add a bit more color from industry perspective, we feel a lot more optimistic about banking and financial services on the back of a lot of large deal wins. Earlier I talked about manufacturing, again it had a fantastic quarter this quarter in terms of large deal wins as well as growth and that momentum is likely to continue for the next few quarters. Retail we have seen second quarter in a row of sequential growth, and it has also on YoY basis just turned positive. So, hopefully we will continue to see that traction.

From a communication perspective, on the telecom side, we feel optimistic and we are seeing some growth but, on the media, and entertainment side, we still see some softness. On the SURE segment, on utility side, we are optimistic, we are seeing traction. We have also started seeing some good growth in oil and gas even though the sector is a little bit difficult. We do see continued challenges in the resources segment and services segment. Of course, Life Sciences and Healthcare is also given the pandemic and lot of focus on health, we are optimistic about that segment. So, by and large, as I said earlier, it is broad based thing. There are some sub segments where we are seeing some softness, but it is clearly compensated by the growth in other segments.

Now on the visa front, as we said, earlier today we are fully derisked from the visa because of our localization strategy. We are less dependent on any visa rule changes or any regime, but having said that when we are looking at the supply chain you have to prepare yourself for multiple options, so one element of supply chain we have to fulfill onsite. One of the thing is fulfilling through hiring people locally, but one element of it is also fulfilling through sending people from India, so that end of the day it is all about talent and from that perspective there will always be some part of the work that has to be done onsite closer to the clients. So, we will always have some element of onsite, and on the onsite we can either fulfill with people whom we have hired locally or by sending from India so irrespective of the challenges we want to be fully prepared so that given the nature of the demand we have all options available for us to fulfill that. And on hiring numbers, in terms of freshers in India next year we are looking at hiring about 24000.

Garima

Thank you so much for those answers gentlemen. We will now move on to the next question. It is coming from Ayushman Baruah from Mint. Ayushman please go ahead after you have unmuted.

Ayushman Baruah

Wishing you a Happy New Year to all of you. So, my question is for Salil. How much of these new deal wins are from market share gains versus your customers moving to the cloud? Second is do you see any competition from the global in-house centers or the GIC because they also have big plans to come to India?

Salil Parekh

What we see is both market share gain and cloud work. What I mean is we think that with the growth that we have seen over the last few quarters which is being quite leading within the industry and some of these wins that we are continuing to see we will gain more and more market share. And then a lot of the work that we are doing, some of which this time is focused on the cloud, it is focused on building solutions, which are SaaS based, infra as a services base, private cloud base, leveraging our Infosys Cobalt capability and getting a tremendous traction for that very early on. What was the second point that you talked about?

Ayushman Baruah

Second was the competition from the GICs?

Salil Parekh

So, there what we are seeing is there is always a sort of the different phases of building out GIC. In many cases, we partner very actively working with GIC especially as there are new ones being built on new technologies or skills being developed and scaled up. In some instances, we also work where there is a move by large enterprises to move out of some of the GICs and into newer areas where we have taken work which is jointly developing with the GIC. So, it is both working jointly with them or sometimes as the large enterprises make decisions to move out of them, we take them over and then to transform them. Those are sorts of activities happening with our work with GIC.

Garima

Thank you so much. Let us take the next question now. It is from Nikita Periwal from Cogencis. Nikita, please go ahead.

Nikita Periwal

Good evening. Sir, I notice that a lot of your deal wins in this quarter are concentrated in the US and growth in Europe has been relatively lower as compared to the overall growth and particularly in the US. So, in that context, I want to understand outlook for the European region especially for the retail and the financial services vertical. Second is your deal wins have been at an all time high in his quarter and the previous. Can we expect a repeat in the March quarter as well?

Salil Parekh

I will start with the second one and Pravin will have a lot more of views on the first question that you asked. Will the next quarter be equally as large as this one or the previous one? Our attempt is to really work even more closely with our clients in their large transformation programs. As we’ve said sometime in the past these are not predictable when some of these wins happen. We feel very good, with really tremendous amount of these partnerships wins over the last two quarters. If you take a more annual view, we feel very strong that sort of traction will continue, but quarter to quarter sometimes things will be more up and down in terms of large deal values. So, I have no specific comment on the March quarter, but we are overall very positive and optimistic about the pipeline and the outlook. Pravin on the European side and other sectors.

Pravin Rao

I think in the last couple of quarters the number of large deal wins have been higher in US than in Europe, but however, it is not a secular trend. In fact, in this quarter if you look at it one of the largest deals win in Infosys history was in Europe from that perspective, so we expect the momentum from Europe to continue as well. For instance, if you look at BFSI segment, some of this spend has come back much more aggressively in US banks than in European banks, but again it is a matter of time before they are expected to come back in Europe as well. So, I would not call it as secular trend in the last couple of quarters, we have seen probably much more traction in Americas, but we do expect traction to pick up in Europe as well.

Garima

Thank you so much. Our next question is from Jochelle Mendonca from ET Prime. Hi Jochelle, please unmute and go ahead.

Jochelle Mendonca

Thank you so much for taking my questions. I just have two. We are seeing across the industry really low attrition and as you said uncomfortably high utilization. Are you concerned about supply constraints as demand continues to increase, do you foresee any kind of war on talent, if yes, are you taking steps to mitigate that? My second question is, as you talked about building the pyramid onsite in the local markets, how are you looking at creating career progression for those employees. We have heard some IT companies talk about focusing on national diversity in client facing roles, is Infosys looking at any metric like that? Thank you.

Salil Parekh

I will request Pravin to address those points. Pravin, please go ahead.

Pravin Rao

From a career progression perspective, we are obviously creating lot of specialist roles, given the nature of demand that we are seeing and how the industry is transitioning itself, I think it was much more hierarchical, today I think we are much more flatter organization, lot more roles and other things. And in fact from our own perspective, over a period of time we have reskilled while digital has grown from 25% of our business three years back to about over 50%. More than 80% of the talent required for fulfilling the digital need have been done through re-skilling and retaining our own people. So, from that perspective, there is lot of opportunity for people to get into newer careers become future ready, get trained on newer technology and so on. So, that is where we are focusing on.

From overall supply chain perspective definitely utilization is very high and as I said earlier we are not comfortable with it. So, we are really looking at much more aggressive hiring some people from the campuses, training them and deploying them into projects to bring down the utilization and it also help in backfilling the increased attrition that we were likely to see. That has always been the model in our history. I do not think we are worried, we are comfortable with it. We have always created our own talent, we have invested a lot in training. And even if we wanted to I do not think there is enough talent available in the market for the kind of skills we are talking about, we have to re-skill, we have to train and we had fantastic engine running in that for several years and we are pretty comfortable.

Garima

We will now take the next question from Supriya Roy from Techcircle. Hi Supriya, please go ahead.

Supriya Roy

Good evening everyone. I hope the New Year started on some of the other favorable note on everyone’s end and congratulations on having maintained a 25% odd in terms of operating margins. Now my first question is to do with in backup of core was the mega deal wins I wanted to know how does the bifurcation between core service offering and digital offering revenue wise occur, so beyond the digital transformation nomenclature, I wanted to know how the client deliverables in the end of day really map down to trying and understanding how much of it, how much the revenue goes in digital and how much the other bit goes to go to core, this against a lot of activity with the whole captive deal wins on about in the recent past so if you can give me some colour on how it is computed, digital versus core at Infosys?

Salil Parekh

The way we look at the digital versus core, we put together a fairly detailed and public definition of what we called Digital and this is encapsulated in the Pentagon that we had shared, which looks at different elements of Digital. Within that we have then described sub components of Digital for each of those larger elements and then we mapped it to the project level of each of the projects that the company in delivering for clients and this was started just about 3.5 years ago and that has helped us to make sure that the digital revenue that we share is much more bottom up and as Nilanjan shared earlier on in the session is something that we remain consistent with as the times last three years have gone and that gives us the way internally to measure it and of course externally to share with you how that’s progressing.

Supriya Roy

I will quickly just follow up on that first bit and then go on with my second question. On the bifurcation, I want to know the way that you compute the revenues that come from the digital end, is in the same base on the core in the sense that you are looking at the number of man-hours deployed in that on a particular project versus say for example, you are looking at the final outcome upon which the client deliverables are mapped in and the revenues come from that that is the follow up on the first and the second question is Pravin has mentioned several times about the broad based growth on the sectoral analysis ofcourse and he also mentioned about the hiccups for the manufacturing end on that bit, but going deeper down in the sectoral analysis I want to understand over the last two three quarters, is it a prototype of a play or say for example, in the overall macro IT services sector in the sense that five years ago may be a lot of the major IT players had launched out a lot of the digital transformation deals to say emerging startup, operating across different domains of that so has that played out in this one particular year in the sense that a lot of the backlog say for example, for growth in the BFSI sector should have been say 5% instead of 2%, again 2% in the following quarter and then right now it has been arrived at on a sectoral basis, recovery rather than growth on a sequential basis throughout the year given the whole pandemic play at the back? That is my question and the third question is to do with, I want to know towards the year end of 2019, a lot of initiatives in terms of skilling and rewards scheme that is needed out to try and control the attrition rates, so how is that worked out? These were all my questions.

Salil Parekh

Let me address the follow up and then the other two Pravin can share his views on those. On the follow up, the way we may compute the revenue, it is really a function of what s that specific project looks like, sometimes they’re based on the number of hours, sometimes its based on the fixed contractual value, sometimes its based on what is the sort of outcome or deliverable provided to clients, so these are well defined ahead of time and then our finance teams apply that method in a consistent way, report with split of the revenue. Pravin, over to you!

Pravin Rao

On the reward and recognition obviously this is a journey, there is something we need to continue to focus on and during the pandemic there has been enhanced focus on engagement with employees both on physical as well as virtual level. It is not only about physical, but it is also about emotional and social connect and so on. We had launched more than 150 plus interventions, had a lot of forecast, external engagement, external speakers and everything, lot of activities from the engagement side. We have also come up with 5C framework with what 5Cs are really, Connect, Collaborate, Celebrate, Culture and Care, so there are lot of interventions in each of this 5C dimension, so this is something we have always focused on because at the end of the day we are people business, people industry, so we need to continue to evolve and continue to make sure we engage in people, our people are very happy and content. So a lot of focus, lot of activities and those will continue.

Garima

Thank you so much for those answers. Since Swathi Moorthy could not join us then from MoneyControl, I am going to read out her question. The first question is could you give us a sense of what is driving the BFSI growth which has seen double digit growth in Q3? Second question is your peer has said they are looking at double-digit growth in FY22, could you share if you are seeing double-digit growth trajectory as well and the last question is last quarter Infosys had said fresher hiring would be 15000. Could you share some insights on the increase to 24000?

Salil Parekh

Let me start with the second point. Yes, we see with all of the momentum and the large deals we see next year as a double-digit growth year from everything that we are seeing in the market today. We have a tremendous amount of positive news in terms of large deals, wins and the momentum that we’ve built. On Financial Services and on fresher hiring, I’ll just pass it to Pravin, please

Pravin Rao

On this Financial Services, as I mentioned earlier we had a record QoQ and YoY growth in Q3. It is a combination of ramp ups from previous quarters. It is a combination of some of the new deal wins we had in some sub segments like health and retirement services, mortgages, regional banks and so on and thirdly it is also about accelerating digital transformation agenda of our clients. We are seeing lot of opportunities in the areas of cloud, in the areas of data services, we are also seeing lot of opportunities around building capabilities for the clients in the digital banking space, so it is a strong traction on the banking side. To some extent on the capital markets and cards and payment it is little bit muted but compensated by very strong traction on banking. The other question was on the fresher hiring and this quarter, we are seeing tremendous growth as we said it is a record growth for this Q3 and given the growth momentum that we are seeing given the high utilization and the provision that attrition can probably pickup, considering all these factors we have increased the fresher hiring to 24000 next year.

Garima

Thanks a lot and that concludes our Q&A segment for today. Salil, Pravin and Nilanjan thank you so very much for taking those questions and answering each of those so patiently.

Salil Parekh

Thank you everyone.

Garima

Before we sign off, here is something for you to note. The archive webcast of this press conference will be available on the Infosys website and on our YouTube channel later today. Thank you once again for joining us. Have a wonderful evening ahead.